UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following grants to the Chief Executive Officer under the Group’s incentive plans: (i) Long Term Incentive Plan Awards; (ii) Cash and Deferred Plan Awards that vest after two-years; and (iii) Cash and Deferred Plan Awards that vest after five-years.

This notification is also in respect of the grant and vesting of Uplift Awards to the Chief Executive Officer under the Group’s incentive plans.

Employees who continued to be employed by BHP after completion of the Petroleum merger with Woodside on 1 June 2022 did not receive the in specie dividend paid by BHP in respect of any unvested share rights, and the value of the underlying BHP shares which they will receive on vesting will be reduced as a result of the in specie dividend that has been determined. To treat BHP employees fairly and restore the value of the unvested share rights to their pre-completion value, BHP granted those employees a one-off grant of additional matching entitlements (Uplift Awards) on the same substantive terms as the original unvested share rights.

Type of Instrument

Each grant under BHP Group Limited’s Cash and Deferred Plan and Long Term Incentive Plan is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction

1. The grant of 118,853 Long Term Incentive Plan Awards

2. The grant of 44,335 Cash and Deferred Plan Awards that vest in two years.

3. The grant of 44,335 Cash and Deferred Plan Awards that vest in five years.

4. The grant of 117,948 Uplift Awards under BHP Group Limited’s Long Term Incentive Plan and Cash and Deferred Plan.

5. The acquisition of 31,616 ordinary shares following the vesting of Uplift Awards under BHP Group Limited’s Long Term Incentive Plan and Cash and Deferred Plan.

6. The on-market sale of 15,002 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 5.

c)	Price(s) and volume(s)		Price(s)	Volume(s)

		1	Nil	118,853

		2	Nil	44,335

		3	Nil	44,335

		4	Nil	117,948

		5	Nil	31,616

		6	A$43.32	15,002

d)	Aggregated information - Aggregated volume - Price	325,471 share rights – nil price 15,002 ordinary shares – A$43.32 (A$649,886.64)

e)	Date of the transaction	2022-11-22

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery

2	Reason for the notification

a)	Position/status	PDMR (President Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following grants to the President Australia under the Group’s incentive plans: (i) Long Term Incentive Plan Awards; (ii) Cash and Deferred Plan Awards that vest after two-years; and (ii) Cash and Deferred Plan Awards that vest after five-years.

Type of Instrument

Each grant under the Cash and Deferred Plan and Long Term Incentive Plan is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction

1. The grant of 58,237 Long Term Incentive Plan Awards.

2. The grant of 23,784 Cash and Deferred Plan Awards that vest in two years.

3. The grant of 23,784 Cash and Deferred Plan Awards that vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)

		1	Nil	58,237

		2	Nil	23,784

		3	Nil	23,784

d)	Aggregated information - Aggregated volume - Price	105,805 share rights – nil price

e)	Date of the transaction	2022-11-22

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Edgar Basto-Baez

2	Reason for the notification

a)	Position/status	PDMR (Chief Operating Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following grants to the Chief Operating Officer under the Group’s incentive plans: (i) Long Term Incentive Plan Awards; (ii) Cash and Deferred Plan Awards that vest after two-years; and (iii) Cash and Deferred Plan Awards that vest after five-years.

Type of Instrument

Each grant under the Cash and Deferred Plan and Long Term Incentive Plan is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction

1. The grant of 58,237 Long Term Incentive Plan Awards.

2. The grant of 21,936 Cash and Deferred Plan Awards that vest in two years.

3. The grant of 21,936 Cash and Deferred Plan Awards that vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)

		1	Nil	58,237

		2	Nil	21,936

		3	Nil	21,936

d)	Aggregated information - Aggregated volume - Price	102,109 share rights – nil price

e)	Date of the transaction	2022-11-22

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	David Lamont

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following grants to the Chief Financial Officer under the Group’s incentive plans: (i) Cash and Deferred Plan Awards that vest after two-years; (ii) Cash and Deferred Plan Awards that vest after five-years; and (iii) Long Term Incentive Plan Awards.

Type of Instrument

Each grant under the Cash and Deferred Plan and Long Term Incentive Plan is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction

1. The grant of 58,237 Long Term Incentive Plan Awards.

2. The grant of 24,775 Cash and Deferred Plan Awards that vest in two years.

3. The grant of 24,775 Cash and Deferred Plan Awards that vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)

		1	Nil	58,237

		2	Nil	24,775

		3	Nil	24,775

d)	Aggregated information - Aggregated volume - Price	107,787 share rights – nil price

e)	Date of the transaction	2022-11-22

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	John Udd

2	Reason for the notification

a)	Position/status	PDMR (President Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following grants to the President Americas under the Group’s incentive plans: (i) Cash and Deferred Plan Awards that vest after two-years; (ii) Cash and Deferred Plan Awards that vest after five-years; and (iii) Long Term Incentive Plan Awards.

Type of Instrument

Each grant under the Cash and Deferred Plan and Long Term Incentive Plan is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction

1. The grant of 55,266 Long Term Incentive Plan Awards.

2. The grant of 22,167 Cash and Deferred Plan Awards that vest in two years.

3. The grant of 22,167 Cash and Deferred Plan Awards that vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)

		1	Nil	55,266

		2	Nil	22,167

		3	Nil	22,167

d)	Aggregated information - Aggregated volume - Price	99,600 share rights – nil price

e)	Date of the transaction	2022-11-22

f)	Place of the transaction	Australian Securities Exchange (ASX)

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	BHP Group Limited

ABN	49 004 028 077

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mike Henry

Date of last notice	26 August 2022

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	—
Date of change	22 November 2022
No. of securities held prior to change

Ordinary shares:

660,604 ordinary shares in BHP Group Limited.

Options and other rights:

573,466 maximum number of Long Term Incentive Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan).

142,956 Cash and Deferred Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan).

Class	Ordinary shares in BHP Group Limited and rights to receive ordinary shares in BHP Group Limited under BHP’s incentive plans (share rights).

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number acquired

1. 118,853 Long Term Incentive Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan)

2. 44,335 Cash and Deferred Plan Awards that vest in two years (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan)

3. 44,335 Cash and Deferred Plan Awards that vest in five years (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred)

4. 117,948 Uplift Awards (rights to receive ordinary shares in BHP under the Long Term Incentive Plan and Cash and Deferred Plan)

5. 31,616 ordinary shares in BHP Group Limited

The Uplift Awards relate to the Petroleum merger with Woodside. Employees who continued to be employed by BHP after completion of the Petroleum merger with Woodside on 1 June 2022 did not receive the in specie dividend paid by BHP in respect of any unvested share rights, and the value of the underlying BHP shares which they will receive on vesting will be reduced as a result of the in specie dividend that was determined. To treat BHP employees fairly and restore the value of the unvested share rights to their pre- completion value, BHP granted those employees a one-off grant of additional matching entitlements (referred to as Uplift Awards) on the same substantive terms as the original unvested share rights. The grant of Uplift Awards to Mike Henry was approved at the 2022 Annual General Meeting.

Number disposed	The on-market sale of 15,002 ordinary shares in BHP Group Limited.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Grant of 325,471 share rights for nil consideration. Vesting of 31,616 share rights for nil consideration. On-market sale of 15,002 shares in BHP Group Limited at AUD $43.32 per share.
No. of securities held after change

Ordinary shares:

677,218 ordinary shares in BHP Group Limited.

Options and other rights:

761,423 maximum number of Long Term Incentive Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan).

248,854 Cash and Deferred Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

1. The grant of 118,853 Long Term Incentive Plan Awards.

2. The grant of 44,335 Cash and Deferred Plan Awards that vest in two years.

3. The grant of 44,335 Cash and Deferred Plan Awards that vest in five years.

4. The grant of 117,948 Uplift Awards under BHP Group Limited’s Long Term Incentive Plan and Cash and Deferred Plan.

5. The acquisition of 31,616 ordinary shares following the vesting of Uplift Awards under BHP Group Limited’s Long Term Incentive Plan and Cash and Deferred Plan.

6. The on-market sale of 15,002 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transaction described above.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a + closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson Group Company Secretary
Contact details	Stefanie Wilkinson T +61 3 9609 3333

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 25, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary